December 13, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Nudrat Salik

Al Pavot

Benjamin Richie

Margaret Schwartz

Re: Advanced Biomed Inc.

Amendment No. 7 to Registration Statement on Form S-1

Filed December 5, 2023

File No. 333-272110

Ladies and Gentlemen,

Advanced Biomed Inc. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 12, 2023, relating to the above referenced Amendment No. 7 to Registration Statement on Form S-1 (“Amendment No. 7”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 8”).

Amendment No. 7 to Form S-1

Exhibits

1. We note that you have included as Exhibit 8.1 the opinion of AllBright Law Offices, which is dated August 28, 2023, and that the opinion is "limited to PRC Laws of general application on the date hereof." We also note that your registration statement here contains updated disclosure regarding opinions you have received from AllBright Law Offices since your amendment filed on August 28, 2023, and subsequent amendments, such as with respect to the CSRC Trial Measures. Please provide an updated opinion and consent of counsel.

Response: In response to the Staff’s comment, the Company has provided the updated opinion and consent of AllBright Law Offices in the Amendment No.8.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Hung To Pau
Hung To Pau, Ph.D.
Chief Executive Officer

cc:
Fang Liu, Esq.
VCL Law LLP